EXHIBIT 12.2

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Year Ended December 31
	_____________________________________________
	2000	1999	1998	1997	1996
	________	________	________	________	________
	(thousands, except ratios)

Interest costs	$152,322	$146,124	$159,870	$137,350	$128,360
Interest capitalized during the period	1,458	238	1,341	10,575	17,778
Interest factor related to noncapitalized leases (a)	13,394	13,065	11,308	11,931	12,982
	________	________	________	________	________
Total fixed charges	167,174	159,427	172,519	159,856	159,120
Preferred stock dividend requirements -- pretax	16,019	17,129	19,940	44,686	65,207
	________	________	________	________	________
Combined fixed charges and preferred dividend requirements	$183,193	$176,556	$192,459	$204,542	$224,327
	========	========	========	========	========
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$298,331	$355,940	$(16,878)	$(28,930)	$31,340
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(2,061)	(6,115)	3,791	5,180	(1,290)
Total fixed charges	167,174	159,427	172,519	159,856	159,120
Less interest capitalized	(1,458)	(238)	(1,341)	(10,575)	(17,778)
	________	________	________	________	________
Total earnings before fixed charges	$461,986	$509,014	$158,091	$125,531	$171,392
	========	========	========	========	========
Ratio of earnings to combined fixed charges and preferred dividend requirements	2.52	2.88	-	-	-

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$-	$-	$34,368	$79,011	$52,935

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.